                                      FORM 11-K


                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



          /X/     Annual Report Pursuant to Section 15(d) of
                     the Securities Exchange Act of 1934

                         For the fiscal year ended
                              December 31, 1995

                                     or

          / /      Transition Report Pursuant to Section 15(d)
                        of the Securities Exchange Act of 1934

                           --------------------------

                              Commission File
                                No. 0-16431

                         --------------------------


                  TCF EMPLOYEES STOCK OWNERSHIP PLAN - 401(k)
                  -------------------------------------------
                           (Full title of the plan)



                          TCF FINANCIAL CORPORATION
         -----------------------------------------------------------
        (Name of issuer of the securities held pursuant to the plan)



          801 Marquette Avenue, Suite 302, Minneapolis, Minnesota 55402
          -------------------------------------------------------------
              (Address and zip code of principal executive office)

                                        Index


                                                                    Page No.
                                                                    --------
Financial Statements and Exhibits

    Independent Auditors' Report                                           3

    Statements of Net Assets Available for Plan Benefits -
      at December 31, 1995 and 1994                                        4

    Statements of Changes in Net Assets Available for Plan
      Benefits - Years ended December 31, 1995, 1994
      and 1993                                                             5

    Notes to Financial Statements                                       6-11

    Supplemental Schedules                                             12-13

Signatures                                                                14

Index to Exhibits                                                         15

                             INDEPENDENT AUDITORS' REPORT


[LOGO]


To the Administrator of the
  TCF Employees Stock Ownership Plan - 401(k):


We have audited the accompanying statements of net assets available for plan benefits of the TCF Employees Stock Ownership Plan - 401(k) (the Plan) as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  /s/  KPMG Peat Marwick LLP


June 19, 1996
Minneapolis, Minnesota

                     TCF Employees Stock Ownership Plan - 401(k)

                 Statements of Net Assets Available for Plan Benefits





                                                            At December 31,
                                                    ---------------------------
                                                       1995             1994
                                                    -----------      ----------
Assets:
    Investment in TCF Financial Corporation
      common stock, at market value
      (cost of $21,576,372 and $19,131,925)         $68,320,975     $43,358,618

    Cash fund                                           607,148         298,561

    Accrued interest receivable                           2,889           2,933
                                                    -----------     -----------
        Total assets                                 68,931,012      43,660,112


Liabilities:
  Due to broker on purchase of securities                83,836          85,947
                                                    -----------     -----------
      Net assets available for plan benefits        $68,847,176     $43,574,165
                                                    -----------     -----------
                                                    -----------     -----------

                   See accompanying notes to financial statements.

                     TCF Employees Stock Ownership Plan - 401(k)

           Statements of Changes in Net Assets Available for Plan Benefits




                                                  Year Ended December 31,
                                         --------------------------------------
                                             1995         1994          1993
                                         -----------   -----------  -----------
Investment income:
  Dividends                              $ 1,244,440   $ 1,027,604    $ 652,635
  Interest                                    20,470        21,764        6,275
                                         -----------   -----------  -----------
      Total investment income              1,264,910     1,049,368      658,910
                                         -----------   -----------  -----------

Realized gain on distributions for
  withdrawals and terminations             3,550,493     1,583,018      896,049

Change in unrealized appreciation
  of investments                          22,517,910     6,077,568    3,767,419
                                         -----------   -----------  -----------
Deposits and contributions:
  Participant deposits                     3,260,211     3,001,716    2,740,032
  Employer contributions                   1,395,641     1,789,609    1,625,454
                                         -----------   -----------  -----------
      Total deposits and contributions     4,655,852     4,791,325    4,365,486
                                         -----------   -----------  -----------

Merger of Republic Capital Group,
  Inc. plan                                  120,114       464,822          -
Distributions:
  Withdrawals and terminations            (5,603,840)   (3,029,747)  (2,669,728)
  Dividends                               (1,232,428)     (870,540)         -
                                         -----------   -----------  -----------
      Total distributions                 (6,836,268)   (3,900,287)  (2,669,728)
                                         -----------   -----------  -----------

Increase in net assets available for      25,273,011    10,065,814    7,018,136
  plan benefits

Net assets available for plan benefits:
  Beginning of year                       43,574,165    33,508,351   26,490,215
                                         -----------   -----------  -----------
  End of year                            $68,847,176   $43,574,165  $33,508,351
                                         -----------   -----------  -----------
                                         -----------   -----------  -----------



                   See accompanying notes to financial statements.

                     TCF Employees Stock Ownership Plan - 401(k)

                            Notes to Financial Statements


(1) ACCOUNTING PRINCIPLES

    The financial statements of the TCF Employees Stock Ownership Plan - 401(k) (the "Plan") have been prepared on the accrual basis of accounting. Assets of the Plan are stated at market value. The cost of Plan investments sold is determined by the average cost method. Benefits are recorded when paid.

    Basis of Presentation

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Certain 1994 balances have been reclassified to conform with the 1995 presentation.

(2) EMPLOYEE STOCK OWNERSHIP PLAN

    The Plan was adopted by the Board of Directors of TCF Bank Minnesota fsb ("TCF Bank") and approved by its stockholders effective January 1, 1987 as the TCF Employees Stock Bonus Plan - 401(k). Effective October 1, 1988, the Plan was amended and restated as the TCF Employees Stock Ownership Plan
    - 401(k). The Plan is intended to meet the requirements for qualification of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"), as amended, an employee stock ownership plan under
    Section 4975(e)(7) of the Code, and a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    The Plan was established for the purpose of providing eligible employees with a convenient, tax-favored opportunity to invest in the stock of TCF Bank's parent, TCF Financial Corporation ("TCF Financial"), and to provide an additional source of retirement income. All "regular stated salary" employees and certain commissioned employees of participating employers, with one year of service, are eligible to participate. TCF Bank pays all expenses relating to the administration of the Plan.

    With certain limitations, participants may elect to invest up to 12% of their covered pay on a tax-deferred basis and an additional 6% on an after-tax basis in the Plan. Through December 31,1994, the participating employers matched the contributions for tax-favored deposits of participants who were non-highly compensated employees, as defined, at the rate of 75 cents per dollar, with a maximum employer contribution of 4.5% of the employee's salary. The contributions of the remaining participants were matched at the rate of 50 cents per dollar, with a maximum employer contribution of 3% of the employee's salary. Beginning January 1, 1995, the participating employers matched the contributions of all employees at the rate of 50 cents per dollar with a maximum employer contribution of 3% of the employee's salary. Employer contributions are made in the form of TCF Financial common stock or cash. Cash contributions are invested in TCF Financial common stock shortly after the date contributed.

                     TCF Employees Stock Ownership Plan - 401(k)

    Beginning in 1994, dividends earned on shares in the Plan are distributed in cash to participants. (Previously, dividends were credited to the individual accounts and used to purchase additional shares of TCF Financial common stock.) TCF Bank made a one time dividend distribution to participants, in December 1994, for the entire year of dividends paid on vested shares. Dividends paid on unvested shares in 1994 will be retained as TCF Financial common stock in the Plan. For years beginning January 1, 1995 and after, TCF Bank will distribute dividends for all shares (vested and unvested) on a quarterly basis. However, TCF Bank reserves the right to change the treatment of dividends on a prospective basis.

    First Trust National Association ("First Trust" or "Trustee") is the trustee of the Plan appointed to serve under the trust agreement.

    With the concurrence of TCF Bank, First Trust is authorized to borrow funds for purchases of TCF Financial common stock. As of December 31, 1995 and 1994, no such loans had occurred. The Plan provides that the only sources of repayment are employer contributions made in the usual course of operation of the Plan and/or a guarantee from TCF Financial. Employee contributions will not be used in any event to repay such loans and TCF Bank is prohibited from guaranteeing any such loans. Shares purchased with the proceeds of any such loans initially will be held unallocated in the Plan, and then released and allocated to the matching accounts of employees as payments are made on the loan.

    The participating employers, at their discretion, may make additional contributions to the Plan, subject to an overall limit of 15% of covered pay of Plan participants. These additional contributions are allocated to participants' matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations.

    Participant deposits to the Plan are fully vested at all times. Participants' interest in the employer matching account generally vest at the rate of 20% per year (with full vesting after five years of vesting service). The Plan permits financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986.

    Amounts which have been forfeited in accordance with provisions of the Plan are reallocated to the remaining participants' matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations. Forfeitures are reallocated as of the last day of the Plan year.

    TCF Bank has reserved the right to amend the Plan at any time and each participating employer may terminate the Plan at any time as to its employees. In the event of termination of the Plan, participating employees become 100% vested in their employer matching account balances.

                     TCF Employees Stock Ownership Plan - 401(k)

(3) PARTICIPATING EMPLOYERS INCLUDED IN THE PLAN

    The Plan is a pooled fund for certain participating employers, all of which are direct or indirect subsidiaries of TCF Financial. Participant deposits, employer contributions and the related net assets are as follows:

                                                           Year Ended                        At
                                                        December 31, 1995            December 31, 1995
                                              ------------------------------------  -------------------
                                                Participant           Employer
                                                  Deposits          Contributions        Net Assets
Participating Employer                            at Cost              at Cost
- ----------------------                        -----------------  -----------------  -------------------
TCF Financial Corporation                       $  720,605          $  307,181         $19,885,912
TCF Bank Minnesota fsb                           1,002,445             440,598          26,429,330
TCF Bank Illinois fsb                              299,956             124,571           3,411,746
TCF Bank Wisconsin fsb                             325,903             135,718           3,698,826
TCF Bank Michigan fsb                              132,347              57,206           1,837,718
TCF Mortgage Corporation, Inc.                     326,596             145,324           7,299,879
North Star Title, Inc.                             124,187              52,165           1,790,888
North Star Real Estate Services, Inc.               30,281               8,235             133,951
TCF Agency Minnesota, Inc.                          22,110               8,309             512,265
TCF Realty, Inc.                                       -                   -               163,294
TCF Financial Insurance Agency, Inc.                36,319              17,516             703,041
TCF Financial Insurance Agency
  Wisconsin, Inc.                                    5,374               2,687              31,294
TCF Financial Insurance Agency
  Illinois, Inc.                                     4,777               1,976             157,998
TCF Financial Services, Inc.                       106,976              47,519           1,861,869
TCF Consumer Financial Services, Inc.              101,944              39,116             449,428
TCF Securities, Inc.                                15,331               6,002             463,964
Twin City/Burnet, Inc.                               5,060               1,518              15,773
Vanguard Financial Services, Inc.                      -                   -                   -
                                                ----------          ----------         -----------
    Total                                       $3,260,211          $1,395,641         $68,847,176
                                                ----------          ----------         -----------
                                                ----------          ----------         -----------

TCF Realty, Inc. had no active employees as of December 31, 1995 or 1994. Vanguard Financial Services, Inc. was dissolved and its employees merged into TCF Financial Services, Inc. effective May 5, 1995.

                                                          Year Ended                         At
                                                        December 31, 1994            December 31, 1994
                                              ------------------------------------  -------------------
                                                Participant           Employer
                                                  Deposits          Contributions        Net Assets
Participating Employer                            at Cost              at Cost
- ----------------------                        -----------------  -----------------  -------------------
TCF Financial Corporation                      $  649,216           $  380,165         $12,262,439
TCF Bank Minnesota fsb                            986,367              615,426          16,865,138
TCF Bank Illinois fsb                             329,751              192,985           2,800,423
TCF Bank Wisconsin fsb                            287,334              166,440           1,954,782
TCF Bank Michigan fsb                              38,681               22,503             603,445
TCF Mortgage Corporation, Inc.                    404,714              227,665           5,832,952
North Star Title, Inc.                            112,731               67,059           1,192,597
North Star Real Estate Services, Inc.              17,295                9,372              52,901
TCF Agency Minnesota, Inc.                         15,049                9,393             322,897
TCF Realty, Inc.                                      -                    -               101,674
TCF Financial Insurance Agency, Inc.               39,824               22,743             427,339
TCF Financial Insurance Agency
  Wisconsin, Inc.                                   4,840                3,147              62,232
TCF Financial Insurance Agency
  Illinois, Inc.                                    6,118                4,119              66,686
TCF Financial Services, Inc.                       52,154               35,746             637,403
TCF Consumer Financial Services, Inc.              40,494               24,071             122,046
TCF Securities, Inc.                               10,796                4,746             237,709
Twin City/Burnet, Inc.                              2,451                1,103               3,977
Vanguard Financial Services, Inc.                   3,901                2,926              27,525
                                               -----------          ----------         -----------
    Total                                      $3,001,716           $1,789,609         $43,574,165
                                               ----------           ----------         -----------
                                               ----------           ----------         -----------

                     TCF Employees Stock Ownership Plan - 401(k)

(4) INCOME TAX STATUS

    TCF Bank has received a favorable tax determination letter from the Internal Revenue Service ("IRS") indicating that the Plan qualified under
    Section 401(a) and 409 of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan's assets are exempt from federal income tax, and participant tax-deferred deposits and amounts contributed by participating employers are not taxed to the employee until a distribution from the Plan is received.

(5) INVESTMENT IN TCF FINANCIAL COMMON STOCK

    Plan investments are stated at market value, determined by quoted market price. The net unrealized appreciation of investments reflected in Plan equity is as follows:

                                                        At December 31,
                                                 --------------------------
                                                     1995           1994
                                                 -----------    -----------

    Market value                                 $68,320,975    $43,358,618
    Cost                                          21,576,372     19,131,925
                                                 -----------    -----------
      Unrealized appreciation                    $46,744,603    $24,226,693
                                                 -----------    -----------
                                                 -----------    -----------

    The investments shown in the preceding table represent five percent or more of plan equity.

(6) WITHDRAWALS AND TERMINATIONS

    Participants can elect to receive distributions from the Plan in the form of cash or shares of TCF Financial common stock. Distributions and sales of TCF Financial common stock are as follows:

                                                       Year Ended
                                                       December 31,
                                       ----------------------------------------
                                            1995          1994           1993
                                       ----------     ----------     ----------

    Number of shares                      134,784         88,981        74,144
                                       ----------     ----------     ----------
                                       ----------     ----------     ----------
    Cost of shares                     $2,321,899     $1,519,824     $1,566,817
    Market value                        5,872,392      3,102,842      2,462,866
                                       ----------     ----------     ----------
    Gain on distribution               $3,550,493     $1,583,018     $  896,049
                                       ----------     ----------     ----------
                                       ----------     ----------     ----------

                     TCF Employees Stock Ownership Plan - 401(k)

    Cash and TCF Financial common stock of $6,836,268, $3,900,287 and $2,669,728 was distributed in 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994, amounts due to participants, which were deducted from net assets available for plan benefits when paid, were $838,154 and $378,526, respectively.

    The accompanying financial statements for 1995 and 1994 differ from Form 5500, as filed with the Internal Revenue Service, as follows:

                                                    1995            1994
                                                 -----------    -----------
    Net assets available for plan benefits per
      accompanying financial statements          $68,847,176    $43,574,165
    Due to participants                             (838,154)      (378,526)
                                                 -----------    -----------

    Net assets available for plan benefits
       per Form 5500                             $68,009,022    $43,195,639
                                                 -----------    -----------
                                                 -----------    -----------


    Amounts forfeited and allocated to remaining participants are as follows:

                                                           Year Ended December 31,
                                                  ----------------------------------------
                                                      1995          1994           1993
                                                  ----------     ----------     ----------
    Value of accounts terminated and withdrawn   $7,086,829     $4,109,635     $2,740,155
    Withdrawals and terminations distributed      6,836,268      3,900,287      2,669,728
                                                 ----------     ----------     ----------
      Amount forfeited and allocated to
        remaining participants                   $  250,561     $  209,348     $   70,427
                                                 ----------     ----------     ----------
                                                 ----------     ----------     ----------


(7) MERGERS AND PLAN MERGERS

    On April 21, 1993, Republic Capital Group, Inc. ("RCG") merged with TCF Financial. Effective October 1, 1993, RCG employees eligible for the RCG Employee Stock Ownership Plan and Trust (the "RCG ESOP") became eligible for participation in the Plan. The accounts of participants in the RCG ESOP were transferred to the Plan in March 1994. This merger increased the net assets of the Plan, net of expenses, by $464,822.
    The RCG 401(k) Employees' Savings Plan ("RCG 401(k)") was terminated on September 30, 1993 and the termination was approved by the IRS on November 9, 1994. RCG employees were given until January 31, 1995 to elect the method of distribution of their participant value in the terminated RCG plan. Forty-six RCG 401(k) participants elected to rollover to the Plan and these accounts were transferred in February 1995. These rollovers increased the net assets of the Plan by $120,114.

    On February 8, 1995, Great Lakes Bancorp ("GLB") merged with TCF Financial. Effective January 1, 1996, GLB employees eligible for the GLB Employee Stock Ownership Plan (the "GLB ESOP") became eligible for participation in the Plan. The accounts of participants in the GLB ESOP are being transferred to the Plan in 1996. To date, transfers from the GLB ESOP have increased the net assets of the Plan, net of expenses, by $16,073,399.
    The GLB 401(k) Savings and Investment Plan (the "GLB" 401(k)") was terminated on December 31, 1995 and the termination was approved by the IRS on February 14, 1996. GLB employees were given until April 30, 1996 to elect the method

                     TCF Employees Stock Ownership Plan - 401(k) of distribution of their participant value in the terminated plan. Assets will be transferred in 1996 for those participants requesting rollovers to the Plan.

(8) PARTY-IN-INTEREST TRANSACTIONS

    The Plan engages in transactions involving the acquisition or disposition of TCF Financial common stock and units of First American Prime Obligation Class C Institutional Fund investment fund of the Trustee. TCF Financial and the Trustee are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

                                                                      SCHEDULE 1



                     TCF Employees Stock Ownership Plan - 401(k)

              Item 27a - Schedule of Assets Held for Investment Purposes

                                 At December 31, 1995




                                          Number
                                            of                         Market
  Issuer                Description       Shares         Cost           Value
  ------                -----------       ------      ----------     ----------

TCF Financial*          Common Stock    2,062,520     $21,576,372    $68,320,975

First American
  Prime Obligation
  Class C
  Institutional
  Fund*                 Money Fund        607,148     $   607,148    $   607,148





*Parties-in-interest


               See accompanying independent auditors' report.

                                                                      SCHEDULE 2


                     TCF Employees Stock Ownership Plan - 401(k)

                    Item 27d - Schedule of Reportable Transactions

                             Year Ended December 31, 1995







SERIES OF TRANSACTIONS (INVOLVING ONE SECURITY) WHICH EXCEED 5% OF PLAN ASSETS:

                               Number of            Amount of
                           ----------------   --------------------
  Description of Asset     Purchases  Sales   Purchases      Sales     Net Gain
- -------------------------- ---------  -----   ---------      -----     --------

TCF Financial Common Stock*  32       13    $4,751,781   $5,872,392  $3,550,493

First American Prime
  Obligation Class C
  Institutional Fund*        63       53    $9,157,891   $8,849,304  $      -




*Parties-in-interest


                    See accompanying independent auditors' report.

                                      Signatures







Pursuant to the requirements of the Securities Exchange Act of 1934, TCF Bank Minnesota fsb has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       TCF Bank Minnesota fsb
                                       (Plan Sponsor and Plan Administrator of
                                       the TCF Employees Stock Ownership
                                       Plan - 401(k))



                                       By  /s/ Gregory J. Pulles
                                          ----------------------------------
                                            Gregory J. Pulles
                                            Executive Vice President





                                       By  /s/ Mark R. Lund
                                          ----------------------------------
                                            Mark R. Lund
                                            Senior Vice President, Assistant
                                            Treasurer and Controller









Date:  June 19, 1996

                     TCF Employees Stock Ownership Plan - 401(k)

                                  Index to Exhibits
                                    For Form 11-K





   Exhibit                                                  Sequentially
   Number          Description                              Numbered Page
   -------         -----------                              -------------

    24             Consent of KPMG Peat Marwick LLP             16
                   dated June 26, 1996